Law Department
icahn associates corp.
and affiliated companies
767 Fifth Avenue - 47th Floor
New York, New York 10153
Telephone No. (212) 702-4300
Fax No. (212) 688-1158

Mark DiPaolo, Assistant General Counsel	Direct Dial: 212-702-4361
Email: mdipaolo@sfire.com

                                        July 10, 2012

Via EDGAR and Email

United States Securities and Exchange Commission
Division of Corporate Finance – Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: David L. Orlic, Special Counsel

Re:          Forest Laboratories, Inc. (“Forest Labs”)
Preliminary Proxy Statement on Schedule 14A
Filed on July 3, 2012 by Icahn Capital LP et al.
File No. 001-05438

Dear Mr. Orlic:

Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn (collectively, the “Filing Persons”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by me via email on July 9, 2012, relating to the Schedule 14A filed with the Commission by the Filing Persons on July 3, 2012.  The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter.

1.
In response to the Staff’s comment, the Filing Persons note that as disclosed in the Preliminary Proxy Statement, Mr. Ninivaggi does not own, beneficially or of record, any shares of capital stock of Forest Labs.  Accordingly, the Filing Persons respectfully assert that no additional disclosure is required.

2.
In response to the Staff’s comment, the Filing Persons note that Mr. Fromkin has no present principal occupation or employment.  Accordingly, the Filing Persons respectfully assert that no additional disclosure is required.

3.
In response to the Staff’s comment, the Filing Persons will revise the Preliminary Proxy Statement to disclose that if the proposal to repeal new bylaw provisions is adopted, then all new bylaw provisions that were not included in the bylaws as publically filed prior to June 18, 2012 will be repealed.

4.	In response to the Staff’s comment, the Filing Persons will revise the Preliminary Proxy Statement to disclose total expenditures to date.

Each of the Filing Persons hereby acknowledges that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact or Mark DiPaolo, Esq. at (212) 702-4361.

Very truly yours,

/s/ Mark DiPaolo
Mark DiPaolo